December 21, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Catalyst Lighting Group, Inc.
Responses to Staff Comments of December 15, 2010 with respect to:
Form 8-K Item 4.01
Filed December 10, 2010
File No. 000-50385

Ladies and Gentlemen:

On behalf of Catalyst Lighting Group, Inc. (the “Company”), we hereby provide the following responses in reply to the comment letter dated December 15, 2010 (the “Comment Letter”) transmitted to the Company by the staff of the United States Securities and Exchange Commission (“Commission”), Division of Corporation Finance (the “Staff”).  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter.

Form 8-K Filed on December 10, 2010

Item 4.01 Changes in Registrant’s Certifying Accountant

1.      Please confirm to us the date of engagement of Weinberg & Company, P.A. (“Weinberg”), as your new independent registered public accounting firm and if necessary revise your disclosure accordingly.  Your current disclosure indicates that such accountant’s engagement was on December 8, 2010.  Given that Weinberg’s audit report was dated December 13, 2010, please confirm to us the audits of the two fiscal years ended September 30, 2010 was performed between December 8, 2010 and December 13, 2010.

The Company acknowledges the Staff’s comment.  The Company hereby confirms that the Company engaged Weinberg as its new independent registered public accounting firm pursuant to a written engagement letter executed by the parties on December 8, 2010.  The Company hereby informs the Staff that while Weinberg commenced audit services on or about November 8, 2010, the Company and Weinberg did not enter into the definitive engagement letter governing Weinberg’s engagement until December 8, 2010.  Weinberg’s audit was performed between November 8, 2010 and December 13, 2010.

The Company intends to file the following revised disclosure in an amendment (the “Amendment”) to the Current Report on Form 8-K filed by the Company with the Commission on December 10, 2010 (the “4.01 8-K”):

“On December 8, 2010, the Registrant engaged Weinberg & Company, P.A. (“Weinberg”) as the Registrant’s new independent registered public accounting firm.  Although Weinberg commenced performing audit services on November 8, 2010, the Registrant and Weinberg did not enter into a definitive engagement letter governing Weinberg’s engagement until December 8, 2010.  The Registrant engaged Weinberg to audit the Registrant’s financial statements for the year ended September 30, 2010 and to re-audit the Registrant’s financial statements for the year ended September 30, 2009.  The appointment of Weinberg was approved by the Registrant’s Board of Directors.”

2.      In addition, please revise your disclosure, if true, that your new independent accountant has been engaged to audit your financial statements for the year ended September 30, 2010 and re-audit the year ended September 30, 2009.

The Company acknowledges the Staff’s comment.  The Company intends to file the following revised disclosure in the Amendment to the 4.01 8-K:

“On December 8, 2010, the Registrant engaged Weinberg & Company, P.A. (“Weinberg”) as the Registrant’s new independent registered public accounting firm.  Although Weinberg commenced performing audit services on November 8, 2010, the Registrant and Weinberg did not enter into a definitive engagement letter governing Weinberg’s engagement until December 8, 2010.  The Registrant engaged Weinberg to audit the Registrant’s financial statements for the year ended September 30, 2010 and to re-audit the Registrant’s financial statements for the year ended September 30, 2009.  The appointment of Weinberg was approved by the Registrant’s Board of Directors.”

3.      It appears that the letter from the former accounting firm did not include the signature of the accounting firm.  Please obtain and file an Exhibit 16 letter that is signed from the former accounting stating whether the accountant agree with the respective statements made in your revised Form 8-K/A.

The Company acknowledges the Staff’s comment.  The Company intends to file a signed Exhibit 16 letter from its former accounting firm stating whether such accounting firm agrees with the respective statements made in the Amendment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone the undersigned at (818) 444-4503, or Louis Wharton, at (818) 444-4509.

Sincerely,

/s/ Greg Akselrud

Greg Akselrud

cc:           Eric Stoppenhagen

Stubbs Alderton & Markiles, LLP
15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.stubbsalderton.com